Exhibit 99.3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Obsidian Energy Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Obsidian Energy Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment or impairment reversal related to the Cardium cash-generating unit ("CGU")

As discussed in Note 3 and Note 4 to the consolidated financial statements, the Company reviews oil and gas properties for circumstances that indicate that CGUs may be impaired or that prior impairments can be reversed at the end of each reporting period. These indicators can be internal such as changes in estimated proved plus probable reserves in the CGU (“CGU reserves”) or external such as market conditions. If an indication of impairment or impairment reversal exists, the Company completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value-in-use. The estimation of CGU reserves requires the expertise of independent reserves evaluators who take into consideration assumptions related to forecasted production volumes, royalty, operating and capital costs and commodity prices (collectively “reserve assumptions”). The Company engages independent

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 1

reserves evaluators to estimate CGU reserves. The carrying amount of the Company’s oil and gas assets and facilities and corporate assets, of which the Cardium CGU forms a part, as at December 31, 2023 was $1,936.8 million. The Company did not identify indicators of impairment or impairment reversal for the Cardium CGU.

We identified the assessment of indicators of impairment or impairment reversal related to the Cardium CGU as a critical audit matter. Changes in assumptions that could indicate the Cardium CGU may be impaired or a previous impairment reversed, required the application of auditor judgment. A high degree of auditor judgment was required in evaluating the Cardium CGU reserves, and related reserve assumptions, which were used in assessment of indicators of impairment or impairment reversal.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the estimation of Cardium CGU reserves and the underlying reserves assumptions. We evaluated the Company’s assessment of external and internal indicators of impairment or impairment reversal for the Cardium CGU by considering whether the quantitative and qualitative information in the analysis was consistent with external market and industry data and the estimate of Cardium CGU reserves. We evaluated the competence, capabilities and objectivity of the independent reserves evaluators engaged by the Company. We evaluated the methodology used by the independent reserves evaluators to estimate Cardium CGU reserves for compliance with regulatory standards. We compared 2023 actual production volumes, royalty, operating and capital costs to those assumptions used in the prior year estimate of proved reserves for the Cardium CGU to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of the Cardium CGU reserves by comparing them to those published by other reserves engineering companies. We assessed the forecasted production volumes and forecasted royalty, operating and capital costs assumptions used in the estimate of Cardium CGU reserves by comparing them to historical results.

Assessment of the impact of estimated oil and gas reserves on depletion expense related to oil and gas properties

As discussed in Note 3d(ii) to the consolidated financial statements, the Company depletes its oil and gas properties using the unit-of-production method by depletable area. Except for capitalized costs of components with a useful life shorter than the reserve life of the associated property, capitalized costs for resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves by depletable area (“area reserves”). As discussed in Note 4 to the consolidated financial statements, the Company recorded depletion expense related to oil and gas properties of $204.8 million for the year ended December 31, 2023. The estimation of area reserves requires the expertise of independent reserves evaluators who take into consideration reserve assumptions. The Company engages independent reserves evaluators to estimate area reserves.

We identified the assessment of the impact of estimated area reserves on depletion expense related to oil and gas properties as a critical audit matter. Changes in assumptions used to estimate area reserves could have had a significant impact on the calculation of depletion expense of the depletable area. A high degree of auditor judgment was required in evaluating the area reserves, and related reserve assumptions, which were used in the calculation of depletion expense.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the calculation of depletion expense and the estimation of area reserves and the underlying reserves assumptions. We assessed the calculation of depletion expense for compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We evaluated the competence, capabilities and objectivity of the independent reserves evaluators engaged by the Company. We evaluated the methodology used by the independent reserves evaluators to estimate area reserves for compliance with regulatory standards. We compared 2023 actual production volumes, royalty, operating and capital costs to those assumptions used in the prior year estimate of proved reserves to assess the Company’s ability to accurately forecast. We assessed the forecasted commodity prices used in the estimate of reserves by comparing them to those published by other reserves engineering companies. We assessed the forecasted production volumes and forecasted royalty, operating and capital costs assumptions used in the estimate of reserves by comparing them to historical results.

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 2

signed “KPMG LLP”

Chartered Professional Accountants

We have served as the Company’s auditor since 2021.

Calgary, Canada

February 21, 2024

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 3

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Obsidian Energy Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Obsidian Energy Inc.’s and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 4

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

signed “KPMG LLP”

Chartered Professional Accountants

Calgary, Canada

February 21, 2024

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 5

Obsidian Energy Ltd.

Consolidated Balance Sheets

		As at December 31
(CAD millions)	Note	2023	2022
Assets
Current
Cash		$0.5	$0.8
Accounts receivable	8	70.0	82.6
Risk management	8	11.3	6.2
Prepaid expenses and other		12.8	10.7
		94.6	100.3
Non-current
Property, plant and equipment	4	1,944.0	1,857.6
Risk management	8	1.0	-
Deferred income tax	10	210.8	246.4
		2,155.8	2,104.0
Total assets		$2,250.4	$2,204.3

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$193.5	$185.6
Current portion of long-term debt	5	2.0	-
Current portion of lease liabilities	6	1.9	3.2
Current portion of provisions	7	32.1	34.1
Risk management	8	0.5	-
		230.0	222.9
Non-current
Long-term debt	5	218.0	225.3
Lease liabilities	6	6.1	2.8
Provisions	7	149.9	165.7
Other non-current liabilities		2.6	7.9
		606.6	624.6
Shareholders’ equity
Shareholders’ capital	11	2,175.1	2,221.9
Other reserves	11	104.1	101.2
Deficit		(635.4)	(743.4)
		1,643.8	1,579.7
Total liabilities and shareholders’ equity		$2,250.4	$2,204.3

Subsequent event (Note 8)

Commitments and contingencies (Note 16)

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Obsidian Energy Ltd.:

“signed” “signed”

Gordon M. Ritchie Raymond D. Crossley

Chairman Director

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 6

Obsidian Energy Ltd.

Consolidated Statements of Income

		Year ended December 31
(CAD millions, except per share amounts)	Note	2023	2022

Production revenues	9	$720.6	$897.3
Processing fees	9	14.3	8.4
Royalties		(97.8)	(148.3)
Sales of commodities purchased from third parties		16.2	14.3
		653.3	771.7

Other income	9	7.2	6.9
Government decommissioning assistance	19	(0.4)	15.7
Risk management gain (loss)	8	23.8	(23.3)
		683.9	771.0

Expenses
Operating	18	188.9	175.3
Transportation		41.0	35.1
Commodities purchased from third parties		14.0	12.2
General and administrative	18	19.0	18.4
Share-based compensation	12	16.2	28.1
Depletion, depreciation and impairment (reversal)	4	211.0	(111.5)
Financing	5	49.3	44.9
Risk management loss	8	0.5	-
Provisions gain	7	-	(0.3)
Foreign exchange loss		-	0.7
Restructuring		-	2.5
Transaction costs		-	0.1
Other		0.4	1.8
		540.3	207.3
Income before taxes		143.6	563.7

Deferred income tax expense (recovery)	10	35.6	(246.4)

Net and comprehensive income		$108.0	$810.1

Net income per share
Basic	13	$1.33	$9.88
Diluted	13	$1.28	$9.60
Weighted average shares outstanding (millions)
Basic	13	80.9	82.0
Diluted	13	84.1	84.4

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 7

Obsidian Energy Ltd.

Consolidated Statements of Cash Flows

		Year ended December 31
(CAD millions)	Note	2023	2022

Operating activities
Net income		$108.0	$810.1
Depletion, depreciation and impairment	4	211.0	(111.5)
Provisions gain	7	-	(0.3)
Financing	5,14	22.1	15.8
Share-based compensation	12	8.0	4.7
Unrealized risk management gain	8	(5.6)	(8.6)
Deferred income tax expense (recovery)	10	35.6	(246.4)
Foreign exchange loss		-	0.7
Government decommissioning assistance	19	0.4	(15.7)
Decommissioning expenditures	7	(26.6)	(18.8)
Onerous office lease settlements	7	(9.0)	(9.2)
Other		-	1.2
Settlement of RSUs	12	(4.8)	-
Change in non-cash working capital	14	13.6	34.8
		352.7	456.8
Investing activities
Capital expenditures	4	(292.5)	(314.8)
Property acquisitions	4	(0.6)	(4.6)
Change in non-cash working capital	14	(0.5)	28.6
		(293.6)	(290.8)
Financing activities
Increase (decrease) in long-term debt	5	2.5	(216.5)
Issuance of senior unsecured notes, net of discount	5	-	125.0
Repayment of senior unsecured notes	5	(10.3)	-
Repayment of senior secured notes/PROP limited recourse loan	5	-	(71.6)
Financing fees paid		(0.8)	(6.5)
Lease liabilities settlements	6	(3.7)	(4.3)
Exercised compensation plans		0.3	1.4
Repurchase of common shares	11	(47.4)	-
		(59.4)	(172.5)

Change in cash and cash equivalents		(0.3)	(6.5)
Cash and cash equivalents, beginning of year		0.8	7.3
Cash and cash equivalents, end of year		$0.5	$0.8

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 8

Obsidian Energy Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2023		$2,221.9	$101.2	$(743.4)	$1,579.7
Net and comprehensive income		-	-	108.0	108.0
Share-based compensation	12	-	8.0	-	8.0
Issued on exercise of equity compensation plans	11	0.6	(5.1)	-	(4.5)
Repurchase of shares for cancellation	11	(47.4)	-	-	(47.4)
Balance at December 31, 2023		$2,175.1	$104.1	$(635.4)	$1,643.8

(CAD millions)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2022		$2,213.8	$103.2	$(1,553.5)	$763.5
Net and comprehensive income		-	-	810.1	810.1
Share-based compensation	12	-	4.7	-	4.7
Issued on exercise of equity compensation plans	11	8.1	(6.7)	-	1.4
Balance at December 31, 2022		$2,221.9	$101.2	$(743.4)	$1,579.7

See accompanying notes to the consolidated financial statements.

OBSIDIAN ENERGY 2023	CONSOLIDATED FINANCIAL STATEMENTS 9

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 8)

1. Structure of Obsidian Energy

Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is an exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company's registered office is located at Suite 200, 207 - 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Obsidian Energy’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses our financial performance at the enterprise level and resource allocation decisions are made on a project basis across our portfolio of assets, without regard to the geographic location of projects. Obsidian Energy owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Obsidian Energy.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The annual consolidated financial statements include the accounts of Obsidian Energy and our wholly owned subsidiaries. Results from acquired properties are included in Obsidian Energy’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

b) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 8.

These annual consolidated financial statements of the Company for the year ended December 31, 2023 were approved for issuance by the Board of Directors on February 21, 2024.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 10

3. Material accounting policies

a) Critical accounting judgments and key estimates and other accounting estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material. Estimates are more difficult to determine, and the range of potential outcomes can be wider, in periods of higher volatility and uncertainty. The impacts of events such as geopolitical issues and their impact on energy markets, increased interest and inflation rates, and a constrained supply chain market have created a higher level of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes and determining whether a CGU has an impairment or impairment reversal indicator. Additionally, management has performed an assessment of the Company’s ability to comply with liquidity requirements for the 12-month period ending December 31, 2024. This assessment includes judgments relating to future debt arrangements and production volumes, forward commodity pricing, future costs including capital, operating and general and administrative, forward foreign exchange rates, interest rates, and income taxes, all of which are subject to measurement uncertainty.

The following are the estimates that management has made in applying the Company’s material accounting policies that have a material effect on the amounts recognized in the consolidated financial statements.

i) Reserve and resource estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors, forecasted production volumes and future oil and natural gas prices and forecasted costs, including operating, royalty and capital expenditures. Obsidian Energy engages an independent qualified reserve evaluator to evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent degree of certainty those quantities will be exceeded. Obsidian Energy reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation and the indicators of impairment or impairment reversal assessment and if necessary, the related impairment test and hence the recorded amount of oil and gas assets. The estimate of the cash flows associated with proved and probable reserves are a key component in the indicators of impairment or impairment reversal assessment and if necessary, the related impairment test for property, plant and equipment and the measurement of the deferred income tax asset.

Obsidian Energy cautions users of this information that the process of estimating oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 11

ii) Recoverability of asset carrying values

Obsidian Energy assesses our property, plant and equipment (“PP&E”) for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs of disposal or its value-in-use, which are based on discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future proved plus probable reserves using forecasted commodity prices and are discounted using a rate that incorporates management’s current assessment of market conditions.

iii) Decommissioning liability

Obsidian Energy recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

iv) Fair value of risk management contracts

Obsidian Energy records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

v) Taxation

The calculation of deferred income taxes is based on a number of assumptions including the estimated future cash flows from proved and probable reserves, estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

b) Revenue

Obsidian Energy generally recognizes oil, natural gas and natural gas liquids (“NGLs”) revenue when title passes from Obsidian Energy to the purchaser or, in the case of services, as contracted services are performed. Production revenues are determined pursuant to the terms outlined in contractual agreements and are based on fixed or variable price components. The transaction price for oil, natural gas and NGLs is based on the commodity price in the month of production, adjusted for various factors including product quality and location. Commodity prices are based on monthly or daily market indices.

Performance obligations in the contract are fulfilled on the last day of the month with payment typically on the 25th day of the following month. All of the Company’s significant revenue streams are located in Alberta.

Obsidian Energy may purchase commodity products from third parties to utilize in blending activities and then subsequently sell these products to our customers. These transactions are presented as separate revenue and expense items in the Consolidated Statements of Income.

The Company enters into agreements for other services such as processing third party production, road usage, and other miscellaneous services. Revenue from these arrangements are recorded as processing fees or other income when control passes to the customer, which is generally when the service is provided.

c) Joint arrangements

The consolidated financial statements include Obsidian Energy’s proportionate interest of jointly controlled assets and liabilities and our proportionate interest of the revenue, royalties and operating expenses. A significant portion of Obsidian Energy’s development and exploration activities are conducted jointly with others and involve joint operations. Under such arrangements, Obsidian Energy has the exclusive rights to our proportionate interest in the assets and the economic benefits generated from our share of the assets. Income from the sale or use of Obsidian

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 12

Energy’s interest in joint operations and our share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Obsidian Energy and the amounts can be reliably measured.

d) PP&E

i) Measurement and recognition

Oil and gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses or reversals. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Obsidian Energy and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition of PP&E and additions to the decommissioning liability.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining our depletion base, Obsidian Energy includes estimated future costs to develop proved plus probable reserves. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. Turnarounds of major facilities have an estimated useful life of three to five years and corporate assets have an estimated useful life of 10 years.

iii) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Obsidian Energy’s derecognition policies.

iv) Impairment of oil and natural gas properties

Obsidian Energy reviews oil and gas properties for circumstances that indicate that CGUs may be impaired or that prior impairments can be reversed at the end of each reporting period. These indicators can be internal such as changes in estimated proved plus probable reserves in the CGU or external such as market conditions. If an indication of impairment or impairment reversal exists, Obsidian Energy completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs of disposal and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost of disposal method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

The fair value less costs of disposal values used to determine the recoverable amounts of the Company’s CGUs are classified as Level 3 fair value measures as certain key assumptions are not based on observable market data but rather management’s best estimates.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 13

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of an impairment loss is recognized in depletion, depreciation and impairment.

e) Share-based payments

The fair value of restricted share units granted under the Restricted and Performance Share Unit Plan (“RPSU” plan) follows the equity method and recognizes compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the units based on a graded vesting schedule. Obsidian Energy measures the fair value of units granted under this plan at the grant date using the share price from the Toronto Stock Exchange (“TSX”). The fair value is based on market prices and considers the terms and conditions of the units granted.

The fair value of options granted under the Stock Option Plan (the “Option Plan”) is recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Obsidian Energy measures the fair value of options granted under these plans at the grant date using the Black-Scholes option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted.

The fair value of units granted under the Deferred Share Unit Plan (“DSU”), awards granted under the Non-Treasury Incentive Award Plan (“NTIP”) and performance share units ("PSUs") granted under the RPSU plan follow the liability method and are based on a fair value calculation on each reporting date using the units, awards and PSUs outstanding and Obsidian Energy’s share price from the TSX on each balance sheet date. The fair value of the units, awards and PSUs is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

f) Decommissioning liability

The decommissioning liability is the present value of Obsidian Energy’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded amount of the liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are depleted to income consistent with the depletion or depreciation of the underlying asset.

g) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the Consolidated Statements of Income (Loss) as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Obsidian Energy uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is probable that the related tax benefit will be realized.

h) Financial instruments

Classification and Measurement of Financial Instruments

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 14

The classification of financial assets is determined by their context in Obsidian Energy’s operations and by the characteristics of the financial asset’s contractual cash flows.

Financial assets and financial liabilities are measured at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument’s classification, as described below:

•
Cash and cash equivalents (which includes cash and bank overdrafts), accounts receivable, accounts payable and accrued liabilities, lease liabilities and long-term debt are measured at amortized cost.
•
Risk management contracts, all of which are derivatives, are measured initially at fair value through profit or loss and are subsequently measured at fair value with changes in fair value immediately charged to earnings in the Consolidated Statements of Income (Loss).

Financial assets and liabilities are offset and the net amount is reported on the balance sheet when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Impairment of Financial Assets

Financial assets are assessed using an expected credit loss (“ECL”) model. The ECL model applies to financial assets measured at amortized cost, a lease receivable, a contract asset or a loan commitment and a financial guarantee.

i) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•
The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
•
The embedded item, itself, meets the definition of a derivative; and
•
The hybrid contract is not measured at fair value or designated as held for trading.

j) Classification of debt or equity

Obsidian Energy classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Obsidian Energy’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

k) Government Grants

Obsidian Energy recognizes government grants as they are received or if there is reasonable assurance that the Company is in compliance with all associated conditions. The grant is recognized within the Consolidated Statements of Income (Loss) in the period in which the income is earned or the related expenditures are incurred. If the grant relates to an asset, it is recognized as a reduction to the carrying value of the asset and amortized into income over the expected useful life of the asset through lower depletion and depreciation.

l) Share capital

Under the Company's normal course issuer bid ("NCIB"), common shares repurchased and cancelled are accounted for as a reduction in Shareholders' capital based on the total consideration paid. The total consideration paid includes any commissions or fees paid as part of the transaction.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 15

m) New Accounting Standards

Various amendments to existing standards and new accounting requirements have been released that are effective as of January 1, 2024. The Company does not anticipate the new requirements to have a material impact on the financial statements.

4. Property, plant and equipment

Oil and Gas assets/ Facilities, Corporate assets

Cost

	Oil and gas assets/Facilities	Corporate assets	Total
Balance at January 1, 2022	$10,352.2	$176.5	$10,528.7
Capital expenditures	313.9	0.9	314.8
Property acquisitions	4.6	-	4.6
Change in decommissioning liability (1)	83.6	-	83.6
Balance at December 31, 2022	10,754.3	177.4	10,931.7
Capital expenditures	290.7	1.8	292.5
Property acquisitions	0.6	-	0.6
Change in decommissioning liability (1)	(1.0)	-	(1.0)
Balance at December 31, 2023	$11,044.6	$179.2	$11,223.8

(1)
Includes additions from drilling activity, facility capital spending, disposals from net property dispositions and changes in estimates as outlined in Note 7.

Accumulated depletion, depreciation and impairment

	Oil and gas assets/Facilities	Corporate assets	Total
Balance at January 1, 2022	$9,018.1	$176.5	$9,194.6
Depletion and depreciation	170.3	0.1	170.4
Impairments	36.4	-	36.4
Impairment reversal	(322.0)	-	(322.0)
Balance at December 31, 2022	8,902.8	176.6	9,079.4
Depletion and depreciation	204.8	0.1	204.9
Impairments	2.7	-	2.7
Balance at December 31, 2023	$9,110.3	$176.7	$9,287.0

Net book value

	As at December 31
	2023	2022
Total	$1,936.8	$1,852.3

At December 31, 2023, future development costs of $1,429.2 million were included within the depletable base in the depletion and depreciation calculation (2022 - $1,254.8 million).

Right-of-use assets

The following table includes a break-down of the categories for right-of-use assets.

Cost

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 16

	Transportation	Vehicle	Office	Surface	Total
Balance, January 1, 2022	$16.3	$6.4	$-	$2.1	$24.8
Additions	-	1.0	-	-	1.0
Balance, December 31, 2022	16.3	7.4	-	2.1	25.8
Additions	-	2.6	2.7	-	5.3
Balance, December 31, 2023	$16.3	$10.0	$2.7	$2.1	$31.1

Accumulated depletion, depreciation and impairment

	Transportation	Vehicle	Office	Surface	Total
Balance, January 1, 2022	$12.6	$4.0	$-	$0.2	$16.8
Depreciation	2.2	1.4	-	0.1	3.7
Balance, December 31, 2022	14.8	5.4	-	0.3	20.5
Depreciation	1.5	1.9	-	-	3.4
Balance, December 31, 2023	$16.3	$7.3	$-	$0.3	$23.9

Net book value

	As at December 31
	2023	2022
Total	$7.2	$5.3

Total PP&E

Total PP&E including Oil and Gas assets, Facilities, Corporate assets and Right-of-use assets is as follows:

		As at December 31
PP&E	2023	2022
Oil and Gas assets/Facilities, Corporate assets	$1,936.8	$1,852.3
Right-of-use assets	7.2	5.3
Total	$1,944.0	$1,857.6

The Company recorded non-cash impairments of $2.7 million in 2023 compared to non-cash impairment reversals of $322.0 million and non-cash impairments of $36.4 million in 2022.

Cardium CGU

In 2023, no indicators of impairment or reversal of previous impairments were noted for the Cardium CGU.

Peace River/Viking

In 2023, no indicators of impairment were noted for the Peace River and Viking CGUs.

Legacy CGU’s

During 2023, we recorded a net impairment of $2.7 million (includes $2.9 million of impairment and $0.2 million of impairment reversal) in our Legacy CGU due to accelerated decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

Prior year impairments

At December 31, 2022, the Company completed an assessment to determine if indicators of impairment or an impairment reversal were present. The Company identified indicators of impairment reversal in our Cardium CGU mainly due to improved forecasted commodity prices and our expanded capital program which increased reserve volumes. This led to an impairment reversal test being completed following the fair value less costs of disposal

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 17

method. The after-tax discount rate applied within the test was 12.5 percent. Upon completion of the impairment test a $315.3 million impairment reversal was recorded within our Cardium CGU.

The following table outlines benchmark prices and assumptions, based on an average of four independent reserve evaluators’ forecasts (GLJ Ltd., Sproule Associates Limited, McDaniel & Associates Consultants and Deloitte Resource Evaluation & Advisory), used in completing the impairment tests as at December 31, 2022.

	WTI ($US/bbl)	AECO ($CAD/MMbtu)	Exchange rate ($US equals $1 CAD)	Inflation rate
2023	$80.25	$4.44	$0.74	0.00%
2024	78.19	4.54	0.76	2.50%
2025	76.10	4.37	0.76	2.00%
2026	76.96	4.44	0.77	2.00%
2027	78.50	4.52	0.77	2.00%
2028 – 2033	$84.18	$4.84	$0.77	2.00%
Thereafter (inflation percentage)	2.00%	2.00%	-	2.00%

The following table outlines the sensitivity to possible changes of the estimated recoverable amount on the Cardium CGU that had an impairment test completed on December 31, 2022.

	Recoverable amount	1% change in discount rate	5% change in cash flows
Cardium	$1,652.6	$93.0	$119.9

Peace River/Viking/Legacy CGU’s

During 2022, we recorded a net impairment of $29.7 million (includes $36.4 million of impairment and $6.7 million of impairment reversal) in our Legacy CGU due to accelerated decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

In 2022, no indicators of impairment were noted for the Peace River and Viking CGUs.

Impairments and impairment reversals have been recorded as Depletion, depreciation, impairment (reversal) on the Consolidated Statements of Income.

5. Long-term debt

		As at December 31
	2023	2022
Syndicated credit facility	$107.5	$105.0

Senior unsecured notes
11.95% $117.4 million, maturing July 27, 2027	117.4	127.6
Total	224.9	232.6
Unamortized discount of senior unsecured notes	(1.6)	(2.3)
Deferred financing costs	(3.3)	(5.0)
Total long-term debt	$220.0	$225.3

Current portion	$2.0	$-
Non-current portion	$218.0	$225.3

The Company has a reserve-based syndicated credit facility with an aggregate amount available of $240.0 million. The syndicated credit facility is subject to semi-annual borrowing base redeterminations typically in May and November of each year and currently has a revolving period to May 31, 2024 and a maturity date of May 31, 2025. Borrowings under our syndicated credit facility are available by way of either bankers’ acceptances/Canadian Dollar Offered Rates or the banks’ prime lending rate plus applicable margins. Interest and standby fees on the undrawn

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 18

amount of the facilities depend on the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBTIDA") ratio for the most recent four quarters.

At December 31, 2023, the Company had senior unsecured notes outstanding totaling $117.4 million which mature on July 27, 2027. During 2023, the Company re-purchased for cancellation $5.3 million principal amount of senior unsecured notes on the open market at an average price of $990 per $1,000 principal amount, in addition to the $5.0 million Repurchase Offer completed in the third quarter of 2023. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer (the "Repurchase Offer") at a price of $1,030 per $1,000 principal amount to an aggregate amount of $63.8 million, which has been reduced to $53.6 million based on previous Repurchase Offers and open market purchases. The Repurchase Offer is based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. The free cash flow available for the Repurchase Offer for the last six months of 2023 was $36.8 million, however, the Company is anticipating that $2.0 million will be available for the Repurchase Offer in March 2024, based on current liquidity estimates. This amount was recorded within the current portion of long-term debt at December 31, 2023.

At December 31, 2023, letters of credit totaling $4.9 million were outstanding (December 31, 2022 – $5.1 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Subsequent to December 31, 2023, the Company repurchased for cancellation an additional $1.2 million principal amount of senior unsecured notes on the open market at an average price of $1,016 per $1,000 principal amount, resulting in a total of $116.2 million senior unsecured notes currently outstanding.

Financing expense consists of the following:

	Year ended December 31
	2023	2022
Interest	$27.2	$29.1
Accretion on decommissioning liability	17.5	11.6
Accretion on office lease provision	0.9	1.4
Accretion on other non-current liability	-	0.3
Accretion on discount of senior unsecured notes	0.5	0.2
Accretion on lease liabilities	0.4	0.6
Loss on repurchased senior unsecured notes	0.5	-
Deferred financing costs	2.3	2.5
Debt modification	-	(0.8)
Financing	$49.3	$44.9

In 2022, the Company completed a refinancing and issued five-year senior unsecured notes for an aggregate principal amount of $127.6 million and entered into new syndicated credit facilities. The Company used the net proceeds from the senior unsecured notes, together with initial draws on the new syndicated credit facility, to repay all of our existing senior secured notes, repay the outstanding balances under our existing credit facilities and repay the PROP limited recourse loan.

6. Lease liabilities

Obsidian Energy recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset is depreciated generally over the term of the lease. The lease liability is initially measured at the present value of the lease payments discounted at the Company's incremental borrowing rate.

Total lease liabilities included in the Consolidated Balance Sheets are as follows:

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 19

	Year ended December 31
	2023	2022
Balance, beginning of year	$6.0	$8.7
Additions	5.3	1.0
Accretion charges	0.4	0.6
Lease payments	(3.7)	(4.3)
Balance, end of year	$8.0	$6.0

Current portion	$1.9	$3.2
Non-current portion	$6.1	$2.8

The following table sets out a maturity analysis of lease payments, disclosing the undiscounted balance after December 31, 2023. The office lease reflects a new office lease at the same premises that will become effective in 2025.

	2024	2025	2026	2027	2028	Thereafter	Total
Vehicle	$1.8	$1.3	$0.4	$-	$-	$-	$3.5
Office	-	0.6	1.1	1.2	0.6	-	3.5
Surface	0.1	0.1	0.1	0.1	0.1	4.8	5.3
Total	$1.9	$2.0	$1.6	$1.3	$0.7	$4.8	$12.3

7. Provisions

	As at December 31
	2023	2022
Decommissioning liability	$172.6	$182.3
Office lease provision (existing)	9.4	17.5
Total	$182.0	$199.8

Current portion	$32.1	$34.1
Non-current portion	$149.9	$165.7

Decommissioning liability

The decommissioning liability is based on the present value of Obsidian Energy’s net share of estimated future costs of obligations to abandon and reclaim all our wells, facilities and pipelines. These estimates were made by management using information obtained from government estimates, internal analysis and external consultants assuming current costs, technology and enacted legislation.

At December 31, 2023, the decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2022 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 10.0 percent (December 31, 2022 – 10.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future. At December 31, 2023, the total decommissioning liability on an undiscounted, uninflated basis was $578.9 million (December 31, 2022 - $582.7 million).

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 20

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2023	2022
Balance, beginning of year	$182.3	$121.6
Net liabilities added (1)	1.3	0.3
Increase (decrease) due to changes in estimates	(2.3)	83.3
Liabilities settled	(26.6)	(18.8)
Government decommissioning assistance	0.4	(15.7)
Accretion charges	17.5	11.6
Balance, end of year	$172.6	$182.3

Current portion	$23.4	$25.4
Non-current portion	$149.2	$156.9

(1)
Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

In 2022, the Alberta Energy Regulator announced a further increase in the minimum mandatory spending requirement for all oil and gas companies' inactive decommissioning liabilities starting in 2023. The change in the AER spending requirements largely contributed to the Company's increase due to changes in estimates in our decommissioning liability in 2022.

Office lease provision

The office lease provision represents the net present value of non-lease components on future office lease payments for the existing lease. The office lease provision was determined by applying an asset specific credit-adjusted discount rate of 6.5 percent (December 31, 2022– 6.5 percent) over the remaining life of the lease contracts, extending into January 2025.

Changes to the office lease provision were as follows:

	Year ended December 31
	2023	2022
Balance, beginning of year	$17.5	$25.6
Decrease due to changes in estimates	-	(0.3)
Settlements	(9.0)	(9.2)
Accretion charges	0.9	1.4
Balance, end of year	$9.4	$17.5

Current portion	$8.7	$8.7
Non-current portion	$0.7	$8.8

8. Risk management

Financial instruments consist of cash, accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities and long-term debt. At December 31, 2023, the fair values of these financial instruments approximate their carrying amounts.

The fair values of all outstanding financial commodity related contracts are reflected on the Consolidated Balance Sheets with the changes during the period recorded in income as unrealized gains or losses.

At December 31, 2023 and 2022, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 21

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2023	2022
Balance, beginning of year	$6.2	$(2.4)
Unrealized gain (loss) on financial instruments:
Oil	-	4.0
Natural gas	6.1	4.6
Electricity	(0.5)	-
Total fair value, end of year	$11.8	$6.2

Current asset portion	$11.3	$6.2
Current liability portion	(0.5)	-

Non-current asset portion	1.0	-
Non-current liability portion	$-	$-

Obsidian Energy records our risk management assets and liabilities on a net basis in the Consolidated Balance Sheets. At December 31, 2023 and 2022, there were no differences between the gross and net amounts.

Obsidian Energy had the following financial instruments outstanding as at December 31, 2023. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
AECO
AECO Swap	32,749 mcf/d	January - March 2024	$3.35/mcf	$4.1
AECO Swap	43,365 mcf/d	April 2024 - October 2024	$2.52/mcf	6.4
AECO Swap	14,929 mcf/d	November 2024 - March 2025	$3.74/mcf	1.4
AECO Collar	4,976 mcf/d	November 2024 - March 2025	$3.43/mcf - $4.11/mcf	0.4

Electricity
Power Swap	144 MWh/d	January - December 2024	$92.83/MWh	(0.5)

Total				$11.8

Based on commodity prices and contracts in place at December 31, 2023 a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1.5 million and a $1.00 change in the price per MWh of electricity would change pre-tax unrealized risk management by $0.1 million.

Subsequent to December 31, 2023, the Company entered into the following additional financial hedges:

	Notional Volume	Remaining Term	Price
Oil
WCS Differential	750 bbl/d	April 2024 - June 2024	($18.80)/bbl

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 22

The components of risk management on the Consolidated Statements of Income are as follows:

	Year ended December 31
	2023	2022
Realized
Settlement of oil contracts gain (loss)	$2.2	$(25.5)
Settlement of natural gas contracts gain (loss)	15.5	(6.4)
Total realized risk management gain (loss)	$17.7	$(31.9)

Unrealized
Oil contracts gain	$-	$4.0
Natural gas contracts gain	6.1	4.6
Total unrealized risk management gain	6.1	8.6
Risk management gain (loss)	$23.8	$(23.3)

In 2022, in conjunction with our refinancing, we closed out the existing hedges put in place by our wholly owned subsidiary PROP Energy 45 Limited Partnership for a realized risk management loss of US$3.4 million.

The components of risk management within Expenses on the Consolidated Statements of Income are as follows:

	Year ended December 31
	2023	2022
Unrealized
Electricity contracts loss	$(0.5)	$-
Total unrealized risk management loss	(0.5)	-
Risk management loss	$(0.5)	$-

Market Risks

Obsidian Energy is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk, liquidity risk and climate change risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Oil prices are influenced by worldwide factors, including, but not limited to, OPEC actions, world supply and demand fundamentals, pipeline capacity availability and geopolitical events. Natural gas prices are influenced by, including, but not limited to, the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Obsidian Energy’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Obsidian Energy’s policies may be exceeded with specific approval from the Board of Directors.

The Board of Directors approved the following modifications to our hedging policy as follows:

•
Allow for hedges of up to 50% of oil volumes net of royalties on a rolling 15 month period, with up to 80% in the prompt three month period at any given time;
•
Allow for hedges of up to 80% of natural gas volumes, net of royalties for the "2023 winter gas months", being the months of January to and including March 2024 and for the “2024 winter gas months”, being the months of November 2024 to and including March 2025;
•
Allow for hedges of up to 90% of natural gas volumes, net of royalties for the “summer gas months”, being the months of April to and including October 2024.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 23

Foreign Currency Rate Risk

Prices received for oil are referenced in US dollars, thus Obsidian Energy’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of oil revenues.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. As at December 31, 2023, the Company’s maximum exposure to credit risk was $82.8 million (2022 – $89.6 million) which was comprised of $70.0 million (2022 - $82.6 million) being the carrying value of the accounts receivable, $12.3 million (2022 – $6.2 million) related to the fair value of the derivative financial assets and cash of $0.5 million (2022 - $0.8 million).

The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Obsidian Energy is the operator or the potential to net offsetting payables to mitigate exposure. Obsidian Energy continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of our banking syndicate or counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis.

At December 31, 2023, $1.3 million of accounts receivable are past due (90+ days) but are considered to be collectible (2022 - $1.0 million). The lifetime ECL allowances related to Obsidian Energy’s commodity product sales receivables and joint venture receivables recognized in accounts receivable was nominal as at and for the years ended December 31, 2023 and 2022.

As at December 31, the following accounts receivable amounts were outstanding:

	Current	30-90 days	90+ days	Total
2023	$63.0	$5.7	$1.3	$70.0
2022	$76.5	$5.1	$1.0	$82.6

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates. From time to time, Obsidian Energy may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2023, 48 percent of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2022 – 45 percent).

As at December 31, 2023, a total of $117.4 million (2022– $127.6 million) of fixed interest rate debt instruments was outstanding with a remaining term of 3.6 years (2022 – 4.6 years) and an interest rate of 11.95 percent (2022– 11.95 percent).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels and capital program levels are appropriate. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost-effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of swaps and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2023:

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 24

	Long-term debt	Accounts payable & accrued liabilities	Share-based compensation accrual	Total
2024	$-	$163.9	$29.6	$193.5
2025	107.5	-	1.5	109.0
2026	-	-	1.1	1.1
2027	117.4	-	-	117.4
2028	-	-	-	-
Thereafter	$-	$-	$-	$-

Climate Change Risk

The Company has considered the impact of climate change and related risks on the amounts recorded in the financial statements for the year ended December 31, 2023. This includes, but is not limited to, the Company’s impairment assessment, current assets and liabilities, syndicated credit facility, capital expenditures and property, plant and equipment.

At December 31, 2023, no impairment or impairment reversal test was required. As such the Company did not need to evaluate if a specific adjustment to the recoverable amount to incorporate the potential risk of the evolving demand for energy was required.

The Company’s financial results for 2023 were not materially impacted from a climate event. In 2023, the Company did not incur material weather related damages to our property, plant and equipment. Management is not aware of a material disruption in our supply chain or the marketers of the Company’s product related to climate events. The Company will continue to monitor climate change and the potential impacts.

9. Revenue and Other Income

The Company’s significant revenue streams consist of the following:

	Year ended December 31
	2023	2022
Oil	$596.0	$697.9
NGLs	51.2	63.1
Natural gas	73.4	136.3
Production revenues	720.6	897.3
Processing fees	14.3	8.4
Oil and natural gas sales	734.9	905.7
Other income	7.2	6.9
Oil and natural gas sales and other income	$742.1	$912.6

Other income includes $7.2 million in road use recoveries for 2023 (2022 - $6.9 million).

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 25

10. Income taxes

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2023	2022
Income before taxes	$143.6	$563.7
Combined statutory tax rate (1)	23.0%	23.0%
Computed income tax expense	$33.0	$129.7
Increase (decrease) resulting from:
Share-based compensation	1.8	1.1
Non-taxable foreign exchange loss	-	0.2
Recognition of deferred tax asset	-	(378.6)
Adjustments related to prior years	0.8	(0.4)
Other	-	1.6
Deferred income tax expense (recovery)	$35.6	$(246.4)

(1)
The tax rate represents the combined federal and provincial statutory tax rates for the Company and our subsidiaries for the years ended December 31, 2023 and December 31, 2022.

The net deferred income tax asset is comprised of the following:

	Balance January 1, 2023	Provision (Recovery) in Income	Balance December 31, 2023
Deferred tax liabilities (assets)
PP&E	$249.5	$(1.6)	$247.9
Leases	(5.5)	1.5	(4.0)
Risk Management	1.4	1.3	2.7
Decommissioning liability	(41.9)	2.2	(39.7)
Share-based compensation	(7.3)	(0.1)	(7.4)
Non-capital losses	(442.6)	32.3	(410.3)
Net deferred tax liability (asset)	$(246.4)	$35.6	$(210.8)

	Balance January 1, 2022	Provision (Recovery) in Income	Balance December 31, 2022
Deferred tax liabilities (assets)
PP&E	$153.5	$96.0	$249.5
Leases	(7.9)	2.4	(5.5)
Risk Management	(0.5)	1.9	1.4
Decommissioning liability	(27.9)	(14.0)	(41.9)
Share-based compensation	(4.0)	(3.3)	(7.3)
Non-capital losses	(113.2)	(329.4)	(442.6)
Net deferred tax liability (asset)	$-	$(246.4)	$(246.4)

As at December 31, 2023, Obsidian Energy had approximately $2.4 billion (2022 – $2.4 billion) in total tax pools, including non-capital losses of $1.8 billion (2022 - $1.9 billion). The non-capital losses are available for immediate deduction against future taxable income and expire in the years 2026 through 2041. The Company also had approximately $61.3 million of Federal Scientific Research and Experimental Development (SR&ED) credits which expire in the years 2029 through 2036.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 26

Deferred income tax assets may only be recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses and deductible temporary differences can be utilized. The Company expects to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance of $210.8 million at December 31, 2023.

At December 31, 2023, Obsidian Energy had realized and unrealized net capital losses of $837.4 million (2022 - $711.2 million). A deferred tax asset has not been recognized in respect of these losses as they may only be applied against future capital gains.

The Company has income tax filings that are subject to audit by taxation authorities, which may impact our deferred income tax position or amount. The Company does not anticipate adjustments arising from these audits and believes we have adequately provided for income taxes based on available information, however, adjustments that arise could be material.

11. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, December 31, 2021	80,753,516	$2,213.8
Issued pursuant to equity compensation plans (1)	1,688,694	8.1
Balance, December 31, 2022	82,442,210	2,221.9
Issued pursuant to equity compensation plans (1)	229,963	0.6
Repurchase of common shares for cancellation	(5,083,635)	(47.4)
Balance, December 31, 2023	77,588,538	$2,175.1

(1)
Upon vesting or exercise of equity awards, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Pursuant to our return of capital initiative to our shareholders, in the first quarter of 2023 we received approval from the Toronto Stock Exchange for a NCIB. Purchases under the NCIB will be subject to having $65 million of liquidity and complying with the terms of our current credit facilities. In 2023, the Company utilized the NCIB which resulted in 5,083,635 common shares being repurchased and canceled at an average price of $9.32 per share for total consideration of $47.4 million. The total consideration paid includes commissions and fees and is recorded as a reduction to Shareholders' Equity.

	Year ended December 31
Other Reserves	2023	2022
Balance, beginning of year	$101.2	$103.2
Share-based compensation expense	8.0	4.7
Net benefit on options exercised (1)	(5.1)	(6.7)
Balance, end of year	$104.1	$101.2

(1)
Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 27

Preferred Shares

No Preferred Shares were issued or outstanding.

12. Share-based compensation

Restricted and Performance Share Unit plan ("RPSU plan")

Restricted Share Unit ("RSU") grants under the RPSU plan

Obsidian Energy awards RSU grants under the RPSU plan whereby employees receive consideration that fluctuates based on the Company’s share price on the Toronto Stock Exchange ("TSX"). Consideration can be in the form of cash or shares purchased on the open market or issued from treasury.

	Year ended December 31
RSUs (number of shares equivalent)	2023	2022
Outstanding, beginning of year	874,130	1,167,351
Granted	991,860	537,225
Vested (1)	(541,357)	(784,514)
Forfeited	(34,591)	(45,932)
Outstanding, end of year	1,290,042	874,130

(1) Vested RSUs in 2023 were settled in cash and in 2022 were settled in shares.

The fair value and weighted average assumptions of the RSUs granted during the years were as follows:

	Year ended December 31
	2023	2022
Average fair value of RSUs granted (per RSU)	$9.86	$10.59
Expected life of RSUs (years)	2.6	2.9
Expected forfeiture rate	0.1%	0.5%

PSU grants under the RPSU plan

The RPSU plan allows Obsidian Energy to grant PSUs to employees of the Company.

The PSUs are classified as a liability on our Consolidated Balance Sheet as the PSUs are typically settled in cash. The PSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the PSUs vest.

	Year ended December 31
PSUs (number of shares equivalent)	2023	2022
Outstanding, beginning of year	949,040	1,138,465
Granted	239,360	124,610
Vested (1)	(291,710)	(181,018)
Forfeited	-	(133,017)
Outstanding, end of year	896,690	949,040

(1) Vested PSUs in 2023 were settled in cash and in 2022 were settled in shares.

	As at December 31
PSU liability	2023	2022
Current	$9.8	$5.2
Non-current	2.6	6.1
Total	$12.4	$11.3

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 28

Stock Option Plan

Obsidian Energy has a Stock Option Plan that allows the Company to issue options to acquire common shares (“Options”) to officers, employees, directors and other service providers.

	Year ended December 31
	2023		2022
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	2,274,672	$2.30	3,021,672	$1.56
Granted	260,780	10.32	156,400	10.64
Exercised (1)	(229,963)	1.42	(903,400)	1.27
Outstanding, end of year	2,305,489	$3.30	2,274,672	$2.30
Exercisable, end of year	1,064,115	$2.02	749,498	$1.69

(1) Exercised options in 2023 and 2022 were settled in shares.

The fair value and weighted average assumptions of the Options granted during the years were as follows:

	Year ended December 31
	2023	2022
Average fair value of Options granted (per Option)	$10.32	$6.56
Expected volatility	78.8%	87.0%
Expected life of Options (years)	3.7	3.9
Expected forfeiture rate	0.2%	0.3%

Non-Treasury Incentive Award Plan (“NTIP”)

The NTIP allows Obsidian Energy to grant NTIP Restricted Awards to employees of the Company.

The NTIP obligation is classified as a liability on our Consolidated Balance Sheet as the NTIP restricted awards are settled in cash. The NTIP obligation fluctuates based on the Company’s share price on the TSX at each period end date. Employees receive consideration only when the NTIP restricted awards vest. .

	Year ended December 31
NTIP Restricted Awards	2023	2022
Outstanding, beginning of year	689,228	1,093,800
Granted	-	3,400
Vested (1)	(344,074)	(363,871)
Forfeited	(16,160)	(44,101)
Outstanding, end of year	328,994	689,228

(1) Vested NTIPs in 2023 and 2022 were settled in cash.

	As at December 31
NTIP liability	2023	2022
Current	$2.7	$2.6
Non-current	-	1.8
Total	$2.7	$4.4

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 29

Deferred Share Unit (“DSU”) plan

The DSU plan allows the Company to grant DSUs to non-employee directors only.

The DSU plan is classified as a liability on our Consolidated Balance Sheet as the DSUs are settled in cash. The DSU liability fluctuates based on the Company’s share price on the TSX at each period end date. Non-employee directors receive consideration only upon redemption of the DSUs following retirement from the Board of Directors, not before this date, with the consideration based on the volume-weighted-average trading price of the common shares on the TSX.

	Year ended December 31
Deferred Share Units	2023	2022
Outstanding, beginning of year	1,811,245	2,018,499
Granted	82,035	42,509
Exercised	-	(249,763)
Outstanding, end of year	1,893,280	1,811,245

	As at December 31
DSU Liability	2023	2022
Current	$17.1	$16.6
Non-current	-	-
Total	$17.1	$16.6

In 2023, none of the DSUs were redeemed (2022 - $3.6 million). At December 31, 2023, the Company had no outstanding DSUs that were redeemable.

Share-based compensation

Share-based compensation consisted of the following:

	Year ended December 31
	2023	2022
DSUs	$0.5	$9.5
PSUs	6.3	8.0
NTIP	1.4	5.9
Cash settled share-based incentive plans	$8.2	$23.4

RSUs	$6.7	$3.4
Options	1.3	1.3
Equity settled share-based incentive plans	8.0	4.7
Share-based compensation	$16.2	$28.1

The share price used in the fair value calculation of the DSU, NTIP and PSU obligations at December 31, 2023 was $8.99 per share (2022 – $8.98).

Employee retirement savings plan

Obsidian Energy has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Obsidian Energy matches these contributions at a rate of $1.00 for each $1.00 of employee contribution; provided that in order for an employee to receive the full matching contribution they must allocate at least 25 percent (50 percent for officers) of their contribution towards the purchase of Obsidian Energy shares. Both the employee’s and Obsidian Energy’s contributions are used to acquire Obsidian Energy common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 30

13. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the year. Obsidian Energy computes the dilutive impact of the equity instruments other than common shares assuming the proceeds received from the exercise of the in-the-money share options and restricted share units grants under the RPSU plan are used to purchase common shares at average market prices.

	Year ended December 31
	2023	2022
Net income	$108.0	$810.1

The weighted average number of shares used to calculate per share amounts was as follows:

	Year ended December 31
Average shares outstanding (millions)	2023	2022
Basic	80.9	82.0
Dilutive impact (1)	3.2	2.4
Diluted	84.1	84.4

(1)
Includes impact of stock options and RSUs.

For 2023, there were 0.3 million shares on a weighted average basis (2022 – 0.2 million) related to options outstanding under the Option Plan and RSUs outstanding under the RPSU plan that were considered anti-dilutive and/or not in the money and that have been excluded.

14. Changes in non-cash working capital increase (decrease)

	Year ended December 31
	2023	2022
Accounts receivable	$12.6	$(13.7)
Prepaid expenses and other	(2.1)	(1.6)
Accounts payable, accrued liabilities and other non-current liabilities (1)	2.6	78.7
	$13.1	$63.4
Operating activities	13.6	34.8
Investing activities	(0.5)	28.6
	$13.1	$63.4

Interest paid in cash	$27.5	$29.2
Income taxes paid (recovered) in cash	$-	$-

(1)
Includes share-based compensation plans.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 31

15. Capital management

Obsidian Energy manages our capital to provide a flexible structure to support capital programs, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Obsidian Energy’s business strategy of providing strong shareholder returns.

Obsidian Energy defines capital as the sum of shareholders’ equity and debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Debt includes drawings under our syndicated credit facility and our senior unsecured notes.

Management reviews Obsidian Energy’s capital structure to allow our objectives and strategies to be met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to funds flow ratios and other economic risk factors.

The Company intends to continue to identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs.

	As at December 31
	2023	2022
Components of capital
Shareholders' equity	$1,643.8	$1,579.7
Long-term debt	$224.9	$232.6

16. Commitments and contingencies

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt (1)	$-	$107.5	$-	$117.4	$-	$-	$224.9
Transportation	9.5	7.3	6.1	4.6	3.7	7.8	39.0
Interest obligations	23.3	17.9	14.0	14.0	-	-	69.2
Office lease (existing)	10.0	0.8	-	-	-	-	10.8
Lease liability	1.9	2.0	1.6	1.3	0.7	4.8	12.3
Decommissioning liability	23.4	21.8	20.2	18.7	17.4	71.0	172.5
Total	$68.1	$157.3	$41.9	$156.0	$21.8	$83.6	$528.7

(1)
The 2025 figure includes our syndicated credit facility which has a term-out date of May 2025. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to Note 5 for further details. Historically, the Company has successfully renewed its syndicated credit facility.

Obsidian Energy’s commitments relate to the following:

•
Transportation commitments relate to costs for future pipeline access.
•
Interest obligations are the estimated future interest payments related to Obsidian Energy’s debt instruments.
•
Office leases pertain to total existing leased office space, which expires in January 2025
•
Lease liabilities pertain to various vehicle, surface lease commitments and the new office lease (begins in 2025) that meet the definition of a lease under IFRS 16.
•
The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of our properties.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 32

17. Related-party transactions

Operating entities

The consolidated financial statements include the results of Obsidian Energy Ltd. and our wholly owned subsidiaries, including the Obsidian Energy Partnership. Transactions and balances between Obsidian Energy Ltd. and all of our subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

In 2023, key management personnel included the President and Chief Executive Officer, Chief Financial Officer, Senior Vice-Presidents, Vice Presidents and the Board of Directors. The Human Resources, Governance & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are also recommended by the Human Resources, Governance & Compensation Committee of the Board.

The remuneration of the directors and key management personnel of Obsidian Energy during the year is below.

	Year ended December 31
	2023	2022
Salary and employee benefits	$3.2	$4.2
Termination benefits	-	0.9
Share-based payments (1)	9.0	18.1
	$12.2	$23.2

(1)
Includes changes in the fair value of PSUs, DSUs and non-cash charges related to the Option Plan and RSUs outstanding under the RPSU plan (equity method) for key management personnel.

18. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2023, employee compensation costs of $15.9 million (2022 - $14.2 million) were included in operating expenses and $24.7 million (2022 - $20.8 million) were included in general and administrative expenses on a gross basis.

19. Government grants

The Company received grant allocations under the Alberta Site Rehabilitation Program beginning in 2020. These awards allowed the Company to expand our abandonment activities for wells, pipelines, facilities, and related site reclamation and thus reduce our decommissioning liability. The Company repaid $0.4 million of net grants during 2023 as the government closed and reconciled the program (2022 – $15.7 million utilized).

OBSIDIAN ENERGY 2023	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 33